NEWS RELEASE
Contact: Chuck Provini
732-576-8800
Info@NatcoreSolar.com

Natcore Technology closes final tranche
of private placement

Rochester, NY — (January 24, 2017) — Natcore Technology Inc. (TSX-V: NXT; NTCXF: OTCQB) has completed the third and final tranche of its proposed non-brokered private placement, as announced on December 2, 2016, on January 9, 2017. Gross proceeds of $214,578.00 were raised through the sale of 1,021,800 units at a price of $0.21 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.25 for a period of 36 months.

No finder’s fees were paid in association with the final tranche.

All securities issued in the third tranche are subject to a hold period in Canada expiring on May 10, 2017. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

An aggregate of 2,521,800 units were issued over the three tranches of the private placement, generating aggregate gross proceeds of $529,578.00. Aggregate finder’s fees of $14,700.00 and 70,000 warrants (issued on the same terms as the units) were paid.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction.Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor acceptsresponsibility for, theadequac yor accuracy ofthis release.